                                              EXHIBIT 12



             ASSOCIATES CORPORATION OF NORTH AMERICA

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   (Dollar Amounts in Millions)

                                                 Nine Months Ended
                                                    September 30
                                                1999            1998
                                                ----            ----
 Fixed Charges (a)

   Interest expense                           $2,126.7        $2,117.2

   Implicit interest in rent                      13.2            13.8
                                              --------        --------
     Total fixed charges                      $2,139.9        $2,131.0
                                              ========        ========
 Earnings (b)

   Earnings before provision for income
    taxes                                     $1,154.6        $1,122.5

   Fixed charges                               2,139.9         2,131.0
                                              --------        --------
     Earnings, as defined                     $3,294.5        $3,253.5
                                              ========        ========

 Ratio of Earnings to Fixed Charges               1.54            1.53
                                                  ====            ====

     (a) For purposes of such computation, the term "fixed charges" represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

     (b) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes, plus fixed charges.